Filed by Fairmount Santrol Holdings Inc.

Commission File No. 001-36670

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fairmount Santrol Holdings Inc.

Commission File No. 001-36670

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

March 8, 2018, 10:00 AM ET

Corporate Participants

Indrani Egleston - Senior Director of IR and Financial Planning & Analysis

Jenniffer D. Deckard - CEO, President and Director

Michael F. Biehl - CFO and EVP

Conference Call Participants

George O’Leary - Tudor, Pickering, Holt & Co.

Kurt Hallead, RBC Capital Markets

Marc Bianchi, Cowen and Company

Waqar Syed, Goldman Sachs Group

Lucas Pipes, B. Riley FBR

David Deckelbaum, KeyBanc Capital Markets

Operator

Ladies and gentlemen, welcome to the Fairmount Santrol Fourth Quarter 2017 Earnings conference Call and Webcast. During this call, all participants will be in a listen-only mode. After the prepared remarks we will conduct a question and answer session. Instructions will be provided at that time. If at any time during the conference you need to reach an operator, please press * followed by 0.

As a reminder, today’s call is being recorded. I would now like to turn the meeting over to your host for today’s call, Indrani Egleston, Senior Director of Investor Relations and FP&A for Fairmount Santrol.

Please go ahead, Indrani.

Indrani Egleston

Thank you, Sylvie. Good morning and welcome to Fairmount Santrol’s fourth-quarter 2017 earnings conference call.

With us today are Jenniffer Deckard, our CEO and President, and Michael Biehl, our Executive Vice President and Chief Financial Officer.

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

Before turning the call over to Jenniffer and Michael, we would like to remind all participants that certain statements during this call may constitute forward-looking statements, which are subject to certain risks and uncertainties. For a complete discussion of these risks and uncertainties, we encourage you to read the press release and our documents on file with the SEC.

We would also like to remind you that during this call, we will comment on non-GAAP measures including Adjusted EBITDA. These financial measures are used by management to monitor and evaluate the ongoing performance of the Company and to allocate resources. You will find a reconciliation of these non-GAAP measures to the nearest comparable GAAP results as an attachment to our fourth-quarter earnings release which we issued this morning.

Now, to begin, here is our CEO and President, Jenniffer Deckard.

Jenniffer Deckard

Thanks, Indrani, and good morning, everyone. Thanks for joining us today, and for your continued interest in Fairmount Santrol.

Despite weather challenges, the fourth quarter was a busy and successful one for Fairmount Santrol on several fronts. Our team persevered through extreme weather and seasonal conditions to maintain nearly 90% capacity utilization in order to address ever-rising customer demand, we successfully refinanced our debt, and we announced a transformational merger between Fairmount Santrol and Unimin Corporation.

On today’s call, I’ll provide a high-level overview of our fourth quarter, then Michael will provide more details about our financial results. We’ll provide an update on our markets and our expectations for the first quarter, and we’ll conclude with an update on the announced merger with Unimin. Following our comments, we’ll be happy to address your questions.

In the fourth-quarter, our overall results were in line with the guidance that we provided during our last earnings call, with some unusually harsh seasonal factors having a more pronounced impact than initially anticipated.

Starting with proppants, demand remained strong during the fourth quarter, with seasonal demand lulls impacting the last two weeks of December, due to the holidays and harsh weather around the country. These severe weather conditions also had a negative impact on our costs and our production volumes throughout December, and it came at a time when our plants were very highly utilized, with minimal excess capacity to spare.

Our volumes were further impacted by some in-process re-engineering projects which also began in December. These factors all contributed to suppressing our total proppant volumes to 2.8 million tons in the quarter, down 2% sequentially. Coated proppants were down by 1% over the previous quarter, or roughly in line with rig counts, which was a positive relative to what we had anticipated for a year-end dynamic.

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

As we had communicated on our last call, we did not implement any price increases in the fourth quarter, so raw sand pricing was flat sequentially on a like-for-like basis.

Our I&R segment closed out 2017 with another quarter of solid results. Sales increased 6% compared with the fourth quarter of 2016, and showed 5% growth for the full year 2017. Our I&R business continued to demonstrate improved profitability due to the mix of product sales weighted toward higher-margin products, such as resin-coated sands and custom blends, particularly for the Foundry and Sports and Recreation markets. We’re very pleased with our performance in the I&R segment, both in the fourth quarter and for all of 2017.

Adjusted EBITDA for the whole company totaled $63.8 million, which was lower than the third quarter due to the seasonal and weather factors that I just mentioned, as well as by the process engineering changes that Michael will further discuss. For the full year, Adjusted EBITDA was $206.3 million compared to a $4.9 million loss in 2016. This outcome is a testament to the tireless efforts and dedication of our people, both in 2017 and throughout the energy market downturn, to both navigate challenging conditions and to strongly position Fairmount Santrol to benefit from the improving market conditions in 2017. Our Fairmount Family Members diligently executed on 2017 initiatives – such as ramping up plants, redeploying our rail car fleet, enhancing our product mix and our distribution network, and restructuring our core supply agreements – all while maintaining a strong focus on all 3 pillars of sustainable development – people, planet and prosperity – thereby allowing Fairmount Santrol to take full advantage of improved market conditions, while also fulfilling our core commitments to our communities and to our environmental stewardship.

With that, I will turn the call over to Michael to provide more color on our financial results.

Michael Biehl

Thanks, Jenniffer, and good morning.

If you haven’t already done so, I encourage you to read our press release furnished with the SEC this morning to obtain more context around our fourth-quarter results.

The Company’s total volumes for the fourth quarter were 3.4 million tons, down approximately 2.5% sequentially and revenues for the fourth quarter were down 2% from third-quarter levels. In comparison to the fourth quarter of 2016, the company took full advantage of the market improvements, with a nearly 40% increase in total volumes and over 90% growth in total company revenues. Consolidated gross profit for the total Company in the fourth quarter was $89.6 million, or 33% of sales in comparison to 20% of sales in the same period last year.

Now for an update on our segments. In our I&R business, revenues were $28.7 million for the fourth quarter, a 6% increase from fourth-quarter 2016, which is the more comparable period due to the seasonality of this business. On a full-year basis, revenues for I&R were $125 million, which is up 5% over 2016 levels. Price increases implemented at the beginning of 2017 and a mix shift toward higher value-added product sales both contributed to the higher I&R sales over 2016 levels.

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

I&R’s gross profit for the fourth quarter was $12.4 million, or 43% of sales, and represents an 11% increase from 2016 fourth-quarter gross profit levels. The improved profitability came as a result of higher pricing and a mix shift towards higher-margin products as I noted earlier. For full-year 2017, the I&R business had significantly profitable growth over prior year levels, with $56 million in gross profit as compared with $48.8 million in 2016. In 2017, our I&R business demonstrated solid growth in both revenues and profitability, as the team did an excellent job focusing on higher-value and higher-margin opportunities.

Turning to Proppant Solutions, revenues were $245 million, down 2% sequentially, largely driven by lower volumes. As we had communicated last quarter, our proppant pricing on a like-for-like basis, keeping all mix consistent, was flat sequentially. In the fourth quarter, nearly 75% of our sales were sold in-basin and over 70% of our northern white volumes were delivered by unit trains – both highlighting the significant value-add of our terminal network and unit train capabilities.

Gross profit for Proppants was $77 million in the fourth quarter, or nearly $28 per ton, compared with $85 million, or $30 per ton, in the third quarter. The sequential gross profit change was primarily caused by higher production cost per ton at our mines, which was due to several factors including, extreme temperatures driving higher costs, especially where we utilize hydraulic mining, and greater labor costs due to holiday hours.

Additionally, we incurred higher than expected initial costs and reduced production rates during the quarter from planned process engineering changes that were made at both our Wedron and Brewer mines to enhance our overall 40/70 yield, in addition to converting our Brewer mine to a hydraulic mining process, which is expected to reduce our longer-term cost structure. These changes had a short term impact on production, which had a slight unfavorable impact on our costs per ton. However, this temporary cost inflation is transitory in nature and has already begun to abate in the second half of the first quarter. Lower volumes, which led to reduced fixed-cost leverage, also partially contributed to higher costs per ton. For Propel SSP, there was a mix shift toward trial wells during the fourth quarter, which also contributed to the change in proppant gross margin.

While none of these issues individually caused a significant reduction in margin, combined, they did lead to lower profitability for Proppant Solutions in the fourth quarter.

SG&A for the quarter was $33.8 million, which included $2.5 million in non-cash stock compensation expense and $6.8 million in merger-related expenses. SG&A for the third quarter was $31.1 million and included $2.4 million of non-cash stock compensation expense and $1.3 million in related expenses. Total merger expenses in 2017 were $8.3 million. Excluding non-cash stock compensation expenses and merger-related expenses, SG&A was $25 million in the fourth quarter and $27.4 million in the third quarter, an approximate 10% sequential decline.

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Fourth-Quarter 2017 Conference Call

Net income for the quarter was $19.9 million, or $0.09 per diluted share, compared with net income of $34.9 million, or $0.15 per diluted share, in the third quarter. Net income in the fourth quarter included merger-related costs of $6.8 million and charges from our November 2017 debt refinancing of $7.6 million which impacted EPS by $0.04 cents per diluted share.

Adjusted EBITDA for the quarter was $63.8 million, which excludes non-cash stock compensation expense of $2.5 million, refinancing costs of $2.9 million and merger-related costs of $6.8 million for the quarter.

The Company’s tax benefit was $6.8 million in the fourth quarter with a full-year benefit of $4.7 million. The annual effective tax rate was negative 9% versus positive 6% last quarter. The change in the annual effective tax rate was primarily due to an $11.0 million tax benefit resulting from the enactment of the Tax Cuts and Jobs Act or Tax Reform passed in December, which required us to revalue our tax timing differences and Net Operating Loss carryforward at a lower 21% corporate tax rate. Assuming no change in ownership, we would expect a benefit in 2018 in the range of $20-$30 million, and continued benefit in future years from reduced corporate tax rates, retention of percentage depletion and the repeal of the corporate alternative minimum tax included as part of the Tax Reform.

Now on the balance sheet and an overview of our debt refinancing completed in the fourth quarter. As of December 31, 2017, we had a total cash of $128 million. Total debt was $749 million, which includes $700 million from the refinanced term loan and $45 million in the new asset-backed revolver, as well as other debt from capital leases, and other long-term debt. In the fourth quarter, we used cash of $32.7 million to pay down the previous term loan and used $5 million to pay down the new ABL from $50 million borrowed at the time of the refinancing. We also paid approximately $13.3 million related to financing fees, in addition to $5.6 million on the payoff of an interest rate swap related to the term loans refinanced.

Operating cash flow for the fourth quarter was $37.3 million and was driven by positive operating results offset by working capital needs as a result of our growth in 2017.

Capital expenditures for the year were $69.6 million, with $33 million of spend occurring in the fourth quarter. Kermit-related capital expenditures were $18.8 million in the fourth quarter and $27.3 million for all of 2017.

Now, Jenniffer will provide some comments on current market conditions.

Jenniffer Deckard

Thank you, Michael.

Starting with the overall proppant demand – demand remains robust and growing. We continue to estimate 2018 demand to be approximately 100 million tons, driven mainly by higher well completions and some increased proppant intensity per well. Recently, strong commodity prices have given rise to increased rig count forecasts for 2018, which gives us further conviction in our 100 million ton estimate.

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

Now turning to the Permian, demand in West Texas is anticipated to account for 45-50% of overall proppant demand in 2018. Demand in the Permian remains strong across all grades for both locally produced sand, and proppant sourced from other regions. Longer term, we believe that demand will continue to be a mix of these products, driven by individual customer motivations. And, whether customers are primarily focused on enhancing well productivity, or reducing costs, or a combination of both—we are well-positioned to provide the most suited total proppant solution.

Looking at supply, we are now estimating an average of 35 million tons of nameplate Permian supply will be available during fiscal year 2018, with a year-end annualized exit rate around 45-50 million tons. It’s important to also remember that nameplate capacity and effective capacity can vary significantly, for a variety of reasons, including logistics. Having our strategically placed terminal network in the Permian will help us in multiple ways. First, it will continue to allow us to deliver high-quality northern white sand to our customers. Secondly, it will provide an outlet for our Kermit production, so that we can efficiently bridge the inherent timing gap that occurs between a full production schedule and the pick-up of customer orders. We intend to ship both directly to well site from Kermit, as well as to deliver a portion of our Kermit production from our established terminal network.

For sand produced in the Permian, we continue to believe that at least 80% of the production will be 100 mesh and the remainder 40/70. This is important as it means that most of the new supply coming online in the marketplace this year will be 100 mesh from within the Permian. Therefore, it’s reasonable to think that, in the back half of 2018, 100 mesh in the Permian could be oversupplied, while the supply/demand dynamics for 40/70 and for coarser grades, in both the Permian and in other basins, will be similar to what we are experiencing today.

As to our own Kermit, Texas, facility … we are on track to begin production in the second quarter. We continue to advance the contracting of Kermit and have signed multiple agreements with customers since our last public statements. We continue to expect to be well within our targeted 70-80% contracted range as production begins.

It’s important to remember that proppant demand in basins outside of the Permian also remains strong and growing. We estimate demand in theses basins will grow between 10 and 15 million tons in 2018. Demand by mesh size in these basins is a bit more coarse and diverse relative to Permian demand, which reinforces our belief that market conditions will continue to be supportive of 30/50 and 40/70 throughout 2018.

As a result of increased demand in basins outside of the Permian, we have recently reactivated our mine in Wexford, Michigan, which has an annual nameplate capacity of 600,000 tons, of which 80% is finer grade. Once Wexford is online, our annual nameplate frac sand capacity will be 13.2 million tons per year. Volumes at this facility are largely contracted, with expected delivery into basins outside of the Permian, further supporting expected demand for proppants throughout all U.S. basins.

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

With our leading product portfolio, our large and strategically located operations and logistics network, including our key unit train capabilities, we are well positioned to serve growing demand within the Permian basin as well as within all basins outside of the Permian – and our announced combination with Unimin will even further strengthen this position.

The highly complementary nature of our announced merger with Unimin extends to the industrial side of the business as well. As seen within our strong I&R results for 2017, we have advanced our sales priorities toward an increased mix of higher-margin and higher value-added products, such as resin-coated sand, custom mixes, colored play sand and proprietary resin systems. Unimin’s industrial business brings a broader mix of minerals – both produced and refined – as well as a broader mix of industries served – all of which have attractive growth profiles. For example, Unimin’s offerings include several minerals that we do not produce – such as feldspar, olivine, kaolin clay, lime and nepheline syenite, a non-silica mineral used to provide strength and durability to end use products.

Further, just as we’ve said we have focused on adding value to every grain of sand we sell, Unimin shares a similar philosophy. One example is micronizing minerals, where Unimin has a strong profile. Micronized minerals are specialized and highly-processed products that have a variety of specialized industrial uses. This high-margin value-added capability is not currently among our offerings, and illustrates one of the many complimentary elements of this combination.

The industrial material businesses of both Unimin and Fairmount Santrol are highly diverse with several avenues for growth – through a combination of end-markets, geographies and product breadth – all of which contribute to a more stable financial result and cash flows. Upon completion of the merger, there will be a significant opportunity for the integrated sales force to offer a wider and more enhanced product offering, none of which opportunities are included in the estimated synergy figures we have provided thus far.

Now, Michael will provide some details on our outlook.

Michael Biehl

Thanks, Jenniffer. We expect total proppant volumes in the first quarter will be down approximately 5% from the fourth quarter due to a combination of factors. First, the seasonal demand lulls we experienced the last few weeks of December carried into January. We have since seen demand pick up, but the early slowdown will impact volumes for the quarter. In addition, the production impacts from harsh weather conditions at the end of 2017 continued into the beginning of 2018, especially at our Wedron and Brewer mines, which utilize hydraulic mining process. The implementation of process engineering changes that we had discussed earlier and on prior earnings calls will ultimately increase effective capacity, but we are expected to negatively impact the first quarter as these changes are fully instituted.

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

Finally, we are also experiencing some disruption in sales in the first quarter due to rail downtime which we estimate will impact our first quarter sales by approximately 50,000 tons.

We expect that we will be able to bring our effective capacity back to historical levels in the back-end of the first quarter, as weather conditions improve and as we better assimilate our engineering process changes. Meanwhile, demand has continued to increase, further supporting our positive outlook on raw frac sand dynamics for 2018. We anticipate that our Kermit and Wexford mines will add approximately 150,000-200,000 tons of volume during the second quarter. We expect these mines will be ramped up toward full capacity by the fourth quarter of 2018.

As we had previously communicated, we increased our raw sand pricing in the first quarter of 2018. On a like-for-like basis, assuming no changes in mix, we expect pricing on raw sand proppants to increase by $3-$4 per ton. We continue to expect flat pricing on a like-for-like basis on coated proppant sales.

Our costs per ton are expected to increase in the first quarter due to the seasonal impacts from colder weather and normal annual increases in personnel costs and rail rates. Further, in the first quarter, we will have start-up costs for Kermit of around $3 million as we ramp up production. We expect the pricing and cost increases will offset in the first quarter. By the second quarter, we expect costs will decrease as the transitory cost inflation factors that we already discussed abate.

In the I&R business, we expect volumes to be fairly flat to comparable first-quarter and fourth-quarter 2017 levels, given the seasonal nature of the end markets served. Our I&R business has benefited from and will continue to see growth due to strong economic performance such as increased GDP, consumer confidence, housing builds and foundry growth.

Similar to the prior year, in December we raised pricing for our customers effective at the beginning of 2018. The price increases on average ranged from low- to mid-single digits. We expect these implemented increases to effectively offset our annual cost inflation. On an annual basis, we continue to expect strong gross margins for I&R as we focus on higher-margin and value-added product sales.

On a standalone basis for Fairmount, SG&A, including stock compensation of approximately $2 million, is expected to range between $22-$24 million in the first quarter. This estimated amount excludes any merger-related expenses that are expected to be incurred.

As we’ve previously stated, our near-term priorities for free cash flow will be reducing debt and completing our greenfield projects. Capital expenditures for 2018, excluding our Kermit, Texas facility, are expected to range between $50-$55 million, including maintenance capex, terminals, land acquisitions and stripping. Kermit-related capital expenditures are expected to be about $55 million in 2018, with an additional $10 million for the final leasehold interest payment

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Fourth-Quarter 2017 Conference Call

expected to be made in the second quarter. Our total capital investment in Kermit is running approximately 15% higher than originally anticipated levels due to higher infrastructure costs largely from concrete, electrical and gas as demand for these items and labor has driven up the costs of these resources more than initially anticipated.

Now Jenniffer will provide an update on our merger with Unimin.

Jenniffer Deckard

Thanks, Michael. Both Fairmount Santrol and Unimin have been working diligently on preparing for the merger and Day 1 readiness, and we continue to have a target, a closing date, in mid-2018.

The two main requirements to close this transaction are shareholder approval and regulatory approval. The S-4 will be publicly filed once both companies complete their 2017 audits, which for Unimin also requires converting their financials from IFRS to U.S. GAAP for the last three-year period. As a result, we anticipate that the S-4 will be filed at the beginning of the second quarter. Once the SEC declares the S-4 effective, the proxy will be issued and we will call the special shareholder meeting to vote for the merger – which would occur approximately 30 days thereafter.

Related to the regulatory review, both Unimin and Fairmount have made our respective anti-trust filings under the Hart-Scott-Rodino Act, and the Department of Justice is reviewing those documents and that review remains ongoing.

We are confident this merger will create significant opportunities for all of our many stakeholder groups. I’m happy to take the opportunity now to reiterate the key ways in which Fairmount equity holders will more specifically benefit from this merger.

First, Fairmount Santrol equity holders will own 35% of the equity in the new, combined company. We view this 35% equity as a premium to the relative business being contributed by Fairmount Santrol throughout an economic cycle. Further, Unimin generates a significantly larger portion of its EBITDA from their less cyclical industrial business than does Fairmount Santrol, which businesses should carry a higher EV to EBITDA multiple – and we would suggest – closer to a 10 times level for our combined Industrial businesses, which is similar to peers with similar profitability and growth dynamics.

In addition to this 35% ownership and associated value, Fairmount equity holders will also receive $170 million in cash consideration paid by Sibelco. This cash payment will not be additive to the combined company’s pro-forma net debt – which was estimated at $1.5 billion as of September 30, 2017 in our most recent investor presentation.

We have also received some additional questions for more details around the tax consequences related to the total merger consideration, on which we would like to expand a bit here.

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

Upon completion, the merger is expected to qualify as a reorganization for US federal income tax purposes. The transaction is tax free to shareholders to the extent that the total consideration received – meaning the combined 35% equity and the $170 million in cash – has a value that is less than the tax basis in the Fairmount shares surrendered. If the total consideration received is greater than the tax basis in the Fairmount shares surrendered, then any amount which may be subject to tax is limited to the lesser of the total gain realized or the cash consideration received. We again recommend consulting with a tax advisor to better understand your individual circumstances.

As to further benefits to Fairmount Santrol shareholders: By owning 35% of the new company, Fairmount equity holders will benefit from the expected value to be created from an estimated $150 million in annual synergies. Over 70% of these synergies are expected to come from optimizing the combined companies’ asset footprints – including over 50 origin facilities, multiple rail lines and nearly 100 terminals – to drive substantial cost savings across thousands of potential origin-destination pairs.

The synergies were determined through an extensive process led by outside consulting firms who worked over nearly two months to independently determine where margins could be maximized. Our integration planning teams are in place and preparing for Day 1 post-close readiness in order to quickly begin realizing these synergies. Additionally, we believe there are meaningful cross-selling synergies between the two companies, which are not included in the $150 million of estimated synergies.

We believe this merger is a unique opportunity to create a transformational company with an unparalleled ability to serve customers across both the industrial and energy markets.

That concludes our prepared remarks, Sylvie, would you please open the line for questions.

Operator

Absolutely, at this time I would like to inform everyone in order to ask a question, press * then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of George O’Leary of TPH & Co. Please go ahead.

George O’Leary, Tudor, Pickering, Holt & Co.

Good morning. On the processing changes you guys noted you’re enacting, at the moment, seemed like those were largely aimed at increasing 40/70 yield. So just curious in the wake of those comments, as you’re out there talking with customers about their demand preferences, does it seem like that’s still the sand grade that is the most in demand and in some cases, or possibly many cases, is 100 mesh sort of the back-up product? Is that why you guys are doing that? I’m just curious what the motivations are there?

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Fourth-Quarter 2017 Conference Call

Jenniffer Deckard

We continue to see the most extreme tightness in the industry on 40/70. If you recall, maybe even 2 years ago, our entire network had an average fine yield, which was more in the 50% range. We’ve talked about in our last few calls our ongoing efforts to increase the fine yield. And after this, as well as the implemented changes that we made in the back half of ‘17, we’ll be at a plus 70% of the finer grades. And I think this is also important not only in the grade mix but as we think about in-basin supply. We think that there’s much less of a differential between in-basin 100 mesh and in-basin 40/70 relative to most of the components that you look at in quality but particularly for K values.

George O’Leary

Okay, that’s super helpful. And is that just because some of the 40/70 tends to be more towards the 70 and less towards the 40?

Jenniffer Deckard

It’s different by mine. And I think that the true value in 40/70, our view, is that it is a finer mesh size that can be carried effectively in a slickwater but while still creating that desired greater conductivity. So the larger the grain, so long as it can be carried and placed properly, the better the conductivity. So I think that both of those qualities in 40/70 are what drives the demand.

George O’Leary

Okay, that’s helpful. And then just thinking about the progression through the year with Winkler coming online and that was helpful with regards to the Winkler and Wexford, some contribution in the second quarter. I guess, should we think about the most meaningful uptick in volumes for you guys given processing issues, processing change issues kind of are fully beyond you, weather should… fingers crossed, be fully behind you by this point, but kind of the most notable ramp in volumes for you guys really coming in that third quarter time frame, or just any color on the volume cadence, the growth in volumes as we progress through the year will be super helpful.

Jenniffer Deckard

Well, I think if you look at quarter 4, we mentioned that we were at about at 90% utilization overall across our network. We tend to be in the mid-90% range, and our first quarter is going to be significantly below that. So I think that Michael had mentioned the volumes that are going to be coming from Kermit and Wexford, but I think there’ll be a significant volume that comes from the utilization of our broader footprint, which I think will be as material. And Kermit and Wexford will be more ramped up in the third quarter and fully ramped by quarter 4.

George O’Leary

Okay great. Thanks very much for the color.

Jenniffer Deckard

Have a good day.

Operator

Your next question comes from the line of Kurt Hallead of RBC, please go ahead.

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Fourth-Quarter 2017 Conference Call

Kurt Hallead, RBC Capital Markets

Hey, good morning.

Jenniffer Deckard

Good morning Kurt.

Kurt Hallead

I was hoping I get just a little bit more color or clarity or both on the commentary around the pricing increases. I know that you put them in place here for the first quarter. And, I guess, those are not on legacy contracts or just on new contracts that you’re going to sign going into this year. So about what percent of volumes do you think that new pricing is going to relate to?

Jenniffer Deckard

So when we give the $3-$4 per ton, that’s across all of our frac sand. So we look at each individual contract on a quarterly basis, and we look at our forecast, so that’s $3-$4 on a raw sand volume across the portfolio. So of course, some of those will vary between grades and between customers and between basins, but that’s the average that one would expect on our Q1 volumes over Q4 average pricing on a like-for-like basis.

Kurt Hallead

Okay, that’s great. Appreciate that clarity. And then the second question I had for you, Jenniffer, it sounds like your supply/demand numbers that you provided here are pretty consistent with what you guys have been talking about exiting 2017 going into 2018. But I’m not quite sure about the exit rate on Permian supply in that 45 to 50 million tons. Was that also consistent with the way you’ve been thinking? Or is that net higher than you initially thought it would be?

Jenniffer Deckard

No, it’s pretty consistent with… actually, it’s consistent and even may be slightly down as we look at each mine that’s been announced and try to think about handicapping for all different types of variables and likelihoods, that’s our best estimate.

Kurt Hallead

Okay. And maybe the last follow up, if I may. Your contribution margin per ton in the fourth quarter was around $28. When you look at the contracts that you’re signing for in-basin Permian supply, can you give us some general sense as to where those contribution margins may be relative to your fourth quarter run rate?

Jenniffer Deckard

I would say that the guidance we would give, because there’s obviously some uncertainty going into this new supply world, is that it is our view that our local sands and the rest of our portfolio, that the margins per ton will generally converge.

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Fourth-Quarter 2017 Conference Call

Kurt Hallead

Okay. So does that mean that converge toward the $28 per ton or that $28 converges lower?

Jenniffer Deckard

I think that they likely move in various directions before they settle in. And so, I wouldn’t speculate as to what that ultimate margin per ton is going to be.

Kurt Hallead

All right. Appreciate it. Thank you.

Jenniffer Deckard

Thank you, Kurt.

Operator

Your next question comes from the line of Marc Bianchi of Cowen. Please go ahead.

Marc Bianchi, Cowen and Company

Thank you. Michael, you provided the commentary about volume in the second quarter. I think you said 150,000-200,000 up with the benefit from Wexford and a little bit of the Kermit facility. If I kind of think about the bridge, because we’ve got all this weather disruption in the fourth and the first quarter, if I think about the bridge to that second quarter, can I start from third quarter 2017 volumes and add that 150,000-200,000, is that the right way to think about it? Or is there any way you would change that?

Michael Biehl

Yes. We typically… the first 150,000-200,000 is just from those mines ramping up, it’s not the total. And we typically, seasonally, have higher volumes in the second quarter and also in the third quarter. So that would be incremental on top of what our normal volume increase would be from first to second.

Marc Bianchi

Right. I was comparing the third quarter from 2017, so you probably have that seasonal benefit already baked there.

Michael Biehl

Yes, correct.

Marc Bianchi

Okay, so maybe something over 3 million on the proppant side. And then if I think about the progression of gross margin in the same way, you had a little over $2 of negative change from third quarter to fourth quarter, appreciate that all of that is sort of one-time related to all these things that you’re dealing with. Then, it’s guided to be flat in the first quarter, but you’re getting $3 of price increase. So as I think about by the time we get the second quarter, you should recover all of that, the $2 plus of negative decline from third to fourth, and then no more cost headwind in the first quarter plus the couple of $3 of price increases. Is that the right way to think about it as well?

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

Michael Biehl

Yes, that would be right way to think about it. The other thing is that you have the start-up cost in the first quarter from Kermit, which is about $3 million, roughly.

Marc Bianchi

Okay, and that continues as it ramps over the course of the year, just from overhead?

Michael Biehl

Yes, there will continue to be it, but it should decline as we get ramped up more in the second and third quarters, until it’s at full capacity in the fourth.

Marc Bianchi

Okay, okay, that’s helpful. And then just as it relates to Unimin and I didn’t catch this in the comments, but is there any way you can talk to how their performance has been in the fourth quarter and what the outlook looks like for the first quarter? They’ve got a little bit different rail footprint than you have so I’m just curious if they are seeing anything different than what you’ve seen.

Michael Biehl

No, we really can’t comment on their performance. I mean, in terms of until they publicly release their 2017 financials, which will be when the S-4 is filed early in the second quarter. We really operating as two distinct companies, even though we are working closely together on the planning side for Day 1 go live. But right now, we just can’t talk about their numbers.

Jenniffer Deckard

Marc, this is Jenniffer. I would also add to a few of your comments on the $2. I think it’s also important to note some of Michael’s comments earlier, which is that a portion of that was also in our value-added products, so in higher trial wells and in product mix for our resin-coated product.

So I think you’re spot on with the things that you were talking about as far as those cost issues abating. But part of that $2 also is margin mix in our value-added products, which will be dependent on mix, which can change from quarter-to-quarter.

The other thing, I think one of the notes that you mentioned is that Unimin has a different rail component, and what might that mean. And I would actually add that, that rail component difference is actually one of the complementarities that we see in this transaction. And so our ability to have different railroads and optimize those lanes, the fact that they do have a different rail mix then we is actually, a benefit to the merger.

Marc Bianchi

Yep. Certainly makes sense. Thanks very much, I’ll turn it back.

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

Operator

Your next question comes from the line of Waqar Syed of Goldman Sachs. Please go ahead.

Waqar Syed, Goldman Sachs Group

Thank you. Jenniffer, you updated your guidance for what you think additional Permian capacity could be in the second half, and then as it exits the year. Have you updated your views on what impact on sand prices could that have longer term, late second half of this year and perhaps 2019 on Northern White sand pricing?

Jenniffer Deckard

We’ve updated our view on 2018 as it relates to supply/demand dynamics. And we believe that it’s really too early to speculate on 2019 pricing. But from a supply/demand standpoint, depending on how much 100 mesh comes online, we expect to be oversupplied on 100 mesh in the Permian, so we would expect that that’s where we would see pressure in the second half of 2018. But again, the dynamics for 40/70 and coarser meshes, we believe, will continue as it exists today.

Waqar Syed

Okay. So you don’t expect for coarser grade of 40/70 any price degradation at the mine level and for Northern White – FOB Northern White?

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

Jenniffer Deckard

We do not expect a lightened supply/demand dynamic on 40/70 throughout 2018.

Waqar Syed

Okay. And any thoughts on the coated products? So there’s been some comments about coating capacity coming in the Permian, as well. How does that affect the supply demand for your coated products?

Jenniffer Deckard

As of yet, we’ve not seen any implications from that. But our view on coated proppant in local sand is to be determined. So we have done a significant amount of testing ourselves and we’ve actually done some trials. So the required production processes have been tested. And we believe that we’re in a strong position to implement them reliably if the results and their market demand justify.

Waqar Syed

Okay. And then just one final question. Any guidance on the tax rate for 2018?

Michael Biehl

Yes, we think right now, it’ll be in the range of 3%-5%.

Waqar Syed

Great. Thank you very much. Appreciate it.

Operator

Your next question comes from the line of Lucas Pipes of B. Riley FBR. Please go ahead.

Lucas Pipes, B. Riley FBR

Good morning, everybody.

Jenniffer Deckard

Good morning, Lucas.

Lucas Pipes

Jenniffer, I wanted to follow up a little bit on the potential oversupply of 100 mesh in the back half of the year in the Permian. It’s kind of always a little awkward to think about it because presumably if the market is oversupplied then it would have to find the right price to either place those tons in the market, or if there is no right price, then those tons would be essentially staying in the ground. And I wondered if you have a view on that? Is there the right price for these tons to be consumed? Or are we going to see the capacity come online but then not the production?

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

Jenniffer Deckard

If you think about the total announced and indicated capacity, even if 100% of the entire market in the Permian moved to local sands and then decided to move to 100 mesh, there would still be an oversupply. So it’s our view that what we’ll see is adoptions of local sand, for sure. To what extent – still to be determined, but there will be definitely adoption. We believe that people that are using coarser grades of material in their well designs are doing so specifically because of the dynamics of that well on multiple fronts. We don’t believe that cost will be a complete driver to the choice of proppant, although it certainly an important factor.

Lucas Pipes

Okay. Thank you for that. And then maybe to follow up on one of the comments you made both in your prepared remarks and then in the release this morning. You mentioned continued capacity constraints. Could you elaborate a little bit on what’s specifically to the rail, was this to logistics in the basin – logistical issues in the basin – what were you referring to, and how do you see that situation play out over the course of the year?

Jenniffer Deckard

Sure. So as we’ve mentioned coming out of quarter 3, we literally were running at the top of our peak of capacity. And so any disruption there is, of course, going to impact our volumes a little bit heavier than if we were at a lower level of utilization. That 2% decline in volume for the fourth quarter was predominantly due to weather and production issues, which continued even more severely into January and February.

So I would say, as Michael mentioned, there’s probably going to be a 50,000 ton impact by rail downtime, which we did not have in the fourth quarter. I know that’s been talked about quite a bit. We actually do not have much impact due to rail performance in the fourth quarter. In the first quarter, a little bit. So the predominance of these volumes are strictly related to production, both from weather challenges as well as crossover timing and downtime for our process changes. And so really December through February, those were the driving factors.

Lucas Pipes

Got it. Thank you. Maybe one last one, and that is we’re here already approaching middle of March, so the second quarter is not that far away. And if you think about kind of the rig count, oil prices, etc., what’s the proppant pricing outlook for the second quarter? So if we were up $3-$4 in Q1, where will we be second quarter?

Jenniffer Deckard

It’s still early, but I believe we’ll be targeting select opportunities to have some price increases yet in quarter 2.

Lucas Pipes

Any way to quantify that similar to Q1 over Q4, or maybe...

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

Jenniffer Deckard

No, those are, of course, still active conversations.

Lucas Pipes

But directionally up?

Jenniffer Deckard

I would think that they’ll directionally be up on a like-for-like basis in targeted select opportunities where we see the greatest tightness.

Lucas Pipes

Great. Okay. Well thank you very much.

Jenniffer Deckard

Thank you.

Operator

Again, if you would like to ask a question, press * and then the number 1 on your telephone keypad.

Your next question comes from the line of David Deckelbaum of KeyBanc.

David Deckelbaum, KeyBanc Capital Markets

Good morning Jenniffer and Michael and everyone. Thanks for taking my questions.

Michael Biehl

Morning.

Jenniffer Deckard

Good morning David.

David Deckelbaum

Just had two. One, Michael, on the added Kermit capital expenditures, were those from higher materials prices, or were those from jobs that needed to be maybe replicated or just done over?

Michael Biehl

Those are a combination of, for example, concrete costs are higher so we had to set up our own batch plant onsite to provide the concrete for the locations, so that’s part of it. We had to - the grid, the electric grid in that area is not up, they haven’t upgraded it completely yet, so we’ve had to use gas in-terms of bringing that to the plant and being able to use that for operations. So that has, as we go in the future, we expect that to be upgraded. But some of it is one-time cost, some of it is things that, on the capital side, that we had to put in, in terms of roads and things like that. And then obviously, the labor cost are higher, expected to be higher as we move forward.

Fairmount Santrol Holdings Inc.

Fourth-Quarter 2017 Conference Call

David Deckelbaum

Okay, I appreciate that. My last question was just the 50,000 ton impact from rail, are you seeing, or can you quantify like the offset impact of increases in spot pricing of sand? And have you been able to participate that at all just from some of the offloading facilities where you might have had excess sand? And is there a point this year where you feel like the industry is going to reach equilibrium again with customer demands on timelines and pricing?

Jenniffer Deckard

Yes, I think that you’re seeing the price changes on a quarter-to-quarter basis, start to plateau a little bit relative to where we saw them throughout 2017. And so it does seem that we’ll be reaching that point, particularly as we look at supply coming online. I don’t believe that from the rail we saw any great opportunities on that and recall though that in the fourth quarter, we did not have any price increases. And with our capacity constraint, we were selling generally under our contract. So we didn’t probably see a great deal of impact from that. And our guidance on first quarter pricing of $3-$4 would not take into account anything like that.

David Deckelbaum

Okay. That’s very helpful. Thank you guys.

Operator

There are no further questions at this time. I will turn the call back over to the presenters.

Jenniffer Deckard

Okay. Thank you, Sylvie, and thanks to all of you for listening and for participating today. We continue to appreciate your support and look forward to what should be a dynamic and transformative year for Fairmount Santrol. Have a great day.

Operator

This concludes today’s conference call. You may now disconnect.